UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from <> to <>
Commission file number: 0-20167
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Mackinac Financial Corporation 401(k) Plan
.
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mackinac Financial Corporation
130 South Cedar Street
Manistique, MI 49854

Mackinac Financial Corporation 401(k) Plan
Financial Report
December 31, 2010

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Mackinac Financial Corporation 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2010 and 2009 and the changes in net assets for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 23, 2011

Mackinac Financial Corporation 401(k) Plan
Statement of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Participant-directed investments:
Money market fund	$1,465	$3,094
Pooled separate accounts	2,600,908	2,193,920
Mackinac Financial Corporation stock	94,682	103,421

Total participant-directed investments	2,697,055	2,300,435
Participant notes receivable	142,011	106,067
Contributions receivable	113,364	112,247

Net Assets Available for Benefits	$2,952,430	$2,518,749

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to Net Assets
Contributions:
Employee	$228,356
Employer	112,145
Rollovers	1,121

Total contributions	341,622
Investment income:
Net appreciation in fair value of pooled separate accounts	305,990
Net depreciation in Mackinac Financial Corporation stock	(3,004)

Total investment gain	302,986

Total additions — net	650,404
Interest on participant notes receivable	5,796
Deductions from Net Assets — Benefits paid directly to participants or beneficiaries	216,723

Net increase	433,681
Net Assets Available for Benefits
Beginning of year	2,518,749

End of year	$2,952,430

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Plan Description
The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral. Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company or Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians. The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month. The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock. Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election. Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 5 percent of a participant’s compensation. Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution. For the year ended December 31, 2010, the board of directors elected to contribute, as a matching contribution, 3 percent of a participant’s compensation. The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors. There were no additional discretionary contributions made in 2010. The Corporation can automatically direct that up to 25 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Plan Description (continued)
Participant Accounts — Each participant’s account is credited with the participant’s contribution(s), allocations of the Corporation’s contributions, and plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 25 percent of the participant’s account balance in Corporation stock.

Vesting — Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service. Participants vest in discretionary contributions 100 percent after three years of service.

Participant Notes Receivable — Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code. Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the plan administrator.

Benefit Payments — Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant. If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.

Hardship Withdrawals — Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. The Corporation must approve any such hardship withdrawals.

Forfeitures — If a participant is not fully vested on his or her termination date, the nonvested amount of the account is forfeited. Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.

Termination — While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Plan Description (continued)
Party-in-interest Transactions — Certain plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates. John Hancock Life Insurance Company (U.S.A.) is the custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. Participants can elect to invest in Mackinac Financial Corporation stock. Mackinac Financial Corporation is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the plan trustee received timely voting instructions.
Note 2 — Summary of Significant Accounting Policies
Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses — Various administrative costs are paid by the Corporation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation — The Plan’s investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the fair value of the underlying assets. Money market funds are valued at cost, which approximates fair value. The fair value of company stock is based on quoted market price.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2 — Summary of Significant Accounting Policies (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 7 — Fair Value for additional information.
Note 3 — New Accounting Pronouncements
During 2010, the Plan adopted the provisions of a new accounting standard which requires that defined contribution plans classify participant loans as participant notes receivable rather than as investments as was previously required. This standard was adopted retroactively and, as a result, the December 31, 2009 participant loans have been reclassified from investments to participant notes receivable. The adoption of this standard had no impact on the Plan’s net assets or changes in net assets.
Note 4 — Investments
Significant investments of end of year net assets are as follows:

	2010	2009
Pooled separate accounts:
JH Lifestyle Balanced	$477,744	$408,936
JH Lifestyle Growth	444,024	420,032
JH Lifestyle Aggressive	371,990	280,495
JH Lifecycle 2025	284,261	273,214
Note 5 — Tax Status
The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the Internal Revenue Code (IRC). The volume submitter plan has received a favorable notification letter from the IRC dated March 31, 2008. Although, the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Note 6 — Employer Contribution
For the 2010 plan year, Mackinac Financial Corporation made an employer contribution to the Plan of approximately $113,000. Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan. For 2010, the amount utilized was approximately $1,200.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 7 — Fair Value
Accounting standards require certain assets be reported at fair value in on the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 — In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 — Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 7 — Fair Value (continued)
The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2010 and 2009:
Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical Assets	Observable Inputs	Unobservable	December 31,
	(Level 1)	(Level 2)	Inputs (Level 3)	2010
Assets
Money market fund	$1,465	$—	$—	$1,465
Pooled separate accounts	—		—
Balanced asset funds (1)		1,982,165		1,982,165
Equity funds (2)		224,623		224,623
International funds (2)		123,862		123,862
Sector funds (2)		95,892		95,892
Fixed income funds (3)		87,123		87,123
Hybrid funds (3)		12,468		12,468
Short term investment (4)		74,775		74,775
Mackinac Financial Corporation stock	94,682	—	—	94,682
Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical Assets	Observable Inputs	Unobservable	December 31,
	(Level 1)	(Level 2)	Inputs (Level 3)	2009
Assets
Money market fund	$3,094	$—	$—	$3,094
Pooled separate accounts	—		—
Balanced asset funds (1)		1,721,577		1,721,577
Equity funds (2)		152,931		152,931
International funds (2)		91,755		91,755
Sector funds (2)		79,126		79,126
Fixed income funds (3)		12,876		12,876
Hybrid funds (3)		12,272		12,272
Short term investment (4)		123,383		123,383
Mackinac Financial Corporation stock	103,421	—	—	103,421

(1)	This class represents investments in an actively managed pooled separate account fund that invests primarily in both equity and debt securities. The investments may include common stock, corporate bonds, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2)	This class represents investments in an actively managed pooled separate account fund that invests primarily in equity secutities which may include common stocks, options and futures. The investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(3)	This class represents investments in actively management pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the investment date.

(4)	Short term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in actively managed pooled separate accounts or interest bearing accounts.
The Plan also holds other assets not measured at fair value on a recurring basis, including receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Mackinac Financial Corporation 401(k) Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Line 4i
EIN 38-2062816, Plan No. 004
December 31, 2010

Identity of Issuer	Description of Investment	Cost		Current Value

Bank of New York Mellon Corporation	Money market fund — Prime Cash Series	*		$1,465
John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifecycle 2010	*	%	47
	JH Lifecycle 2040	*	%	35,700
	JH Lifestyle Aggressive	*	%	371,990
	JH DFA International Value	*	%	14,788
	JH Small Cap Value Index	*	%	1,676
	Total Bank Market	*		3,477
	Oppenheimer International Bond Fund	*		1,438
	BlackRock Global Allocation Fund	*		109
	Small Company Value Fund	*		16,436
	International Opportunity Fund	*	%	16,455
	JH Lifecycle 2015	*	%	34,973
	JH Lifecycle 2020	*	%	45,051
	JH Lifecycle 2025	*	%	284,261
	JH Lifecycle 2030	*	%	105,295
	JH Lifecycle 2035	*	%	70,992
	JH Lifecycle 2045	*	%	49,620
	JH Lifestyle Conservative	*	%	54,780
	JH Lifestyle Moderate	*	%	7,688
	JH Lifestyle Balanced	*	%	477,744
	JH Lifestyle Growth	*	%	444,024
	JH LM Partners Glb High Yield	*	%	12,843
	JH American Funds Am Balanced	*	%	7,775
	JH American Funds Wash Mutual	*	%	4,535
	New World Fund	*		964
	Explorer Fund	*		5,925
	JH Davis New York Venture	*	%	46,474
	JH Mutual Beacon	*	%	19,254
	JH Mutual Discovery	*	%	19,420
	Jennison 20/20 Focused Fund	*	%	—
	JH MFS Utilities	*	%	14,762
	JH Domini Social Equity	*	%	660
	JH BlackRock Large Value	*	%	9,960
	Blue Chip Growth Fund	*		11,995
	JH American Funds Growth Fund	*	%	25,291
	American Balanced Fund	*	%	49
	PIMCO Global Bond Fund	*	%	49
	VS Real Return Fund	*	%	33,312
	American High Income Fund	*	%	1,502
	Investment Company of America	*	%	109
Schedule 1

Mackinac Financial Corporation 401(k) Plan
Schedule of Assets Held at End of Year (Continued)
Form 5500, Schedule H, Line 4i
EIN 38-2062816, Plan No. 004
December 31, 2010

Identity of Issuer	Description of Investment	Cost		Current Value

	JH Templeton World	*	%	$14,218
	New Perspective Fund	*	%	109
	Oppenheimer Global Fund	*	%	49
	JH American Funds EuroPacific	*	%	24,204
	JH Energy	*	%	13,845
	JH Bridgeway Ultra-Small Co	*	%	4,087
	JH DFA Emerging Markets Value	*	%	25,012
	US Government Securities Fund	*	%	1,382
	American Fundamental Holdings Fund	*		722
	Money Market Fund	*		74,775
	Real Estate Securities Fund	*		11,420
	High Yield Fund	*		1,550
	Large Cap Fund	*		1,464
	Value Fund	*		13,175
	Mid Value Fund	*		1,140
	Small Cap Value Fund	*		14,784
	Utilities Fund	*		642
	Intl Equity Index Fund	*		8,752
	Natural Resources Fund	*		15,923
	Mid Cap Stock Fund	*		1,752
	Small Cap Index Fund	*		3,081
	Total Return	*		35,047
	Equity Inc	*		12,694
	All Cap Value	*		14,832
	Small Opportunity	*		14,760
	All Cap Opportunity	*		766
	Financial	*		16,081
	Small Cap Tech	*	%	23,219
Mackinac Financial Corporation Participants	Corporation stock — Mackinac Financial Corporation stock	*	%	94,682
	Participant notes receivable bearing interest rates ranging from 4.25 percent to 9.25 percent	—		142,011

	Total			$2,839,066

*	Cost information not required

%	Party-in-interest
Schedule 1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan
Date: June 23, 2011	By:	/s/ Ernie R. Krueger
		Name:	Ernie R. Krueger
		Title:	Executive Vice President, Chief Financial Officer Mackinac Financial Corporation

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (No. 333-150313) on Form S-8 of Mackinac Financial Corporation 401(k) Plan of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010 and the schedule of assets held at end of year as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 23, 2011